Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following message was sent to Valeant employees on April 22, 2014:

Subject: An Important Message from the CEO

Dear Colleagues;

Earlier today, Valeant made an offer to combine with Allergan, Inc. for $48.30 in cash and 0.83 shares of Valeant common stock for each Allergan share. The press release we issued this morning is available on our website at http://ir.valeant.com/investor-relations/news-releases/default.aspx.

As many of you know, Allergan is a multi-specialty health care company with a leading portfolio of products across ophthalmology, neurology, aesthetics, medical dermatology, breast implants and urologics. Some of its leading products includes: BOTOX®, JUVÉDERM® line of products, LATISSE®, LUMIGAN® and RESTASIS®. By joining our portfolios, the combined company would have a #2 position in global eye health, a leading portfolio in dermatology and the most comprehensive aesthetics portfolio in the industry.

We firmly believe that a combination of Valeant and Allergan would provide significant benefits to patients and physicians around the world, as well as creating extraordinary value for both Valeant and Allergan shareholders by establishing an unrivaled platform with leading positions in ophthalmology, dermatology, aesthetics, dental and the emerging markets. Together, we would be able to capitalize on the inherent strengths and complementary portfolios of our two companies while applying Valeant’s unique operating model to a combined set of terrific assets. Unfortunately, Allergan has not been willing to privately discuss a value-creating transaction and so we chose to take our proposal directly to Allergan’s shareholders by announcing it publicly. We are hopeful that we will be able to sit down with Allergan and negotiate quickly, but we can make no assurances about when or if this transaction will be completed. However, we are committed to pursuing this combination and intend to take all steps necessary to complete the transaction.

We expect that both you, and Valeant’s customers and vendors, may have a lot of questions about this news and what it means for Valeant and Allergan. Please keep in mind that we are limited in what we can say about a potential combination at this point and please refrain from speculating. The best thing we can do is to stay focused on our day-to-day responsibilities and avoid being distracted. We are off to a strong start in 2014 and we do not want to lose that momentum.

In the meantime, please refrain from speaking with the media or members of the investment community unless you are specifically authorized to do so. Please direct any inquiries to Laurie Little, Senior Vice President – Investor Relations, at 949-461-6002 or laurie.little@valeant.com.

We will, of course, keep you apprised of any significant developments. Thank you for your continued hard work and dedication.

Sincerely,

Mike Pearson

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.